Exhibit 99.1

Rio Tinto plc 2 Eastbourne Terrace London W2 6LG United Kingdom T +44 (0) 20 7781 2000 F +44 (0) 20 7781 1800
Media release

Rio Tinto agrees sale of Eagle project

12 June 2013

Rio Tinto has reached a binding agreement to sell its Eagle project to Lundin Mining Corporation for an estimated US$325 million in cash. This transaction is expected to close in the third quarter of 2013 and is subject to regulatory approval.

The Eagle project in the Upper Peninsula of Michigan in the United States includes a high-grade underground nickel-copper mine and mill. Construction commenced in June 2010 and is approximately 55 per cent complete.

Chris Lynch, chief financial officer of Rio Tinto said “The sale of Eagle demonstrates our renewed focus and discipline in the way we allocate capital. We are making good progress on a number of other potential divestments as part of our goal to achieve substantial proceeds from divesting non-core assets.

“We believe Eagle will have a sound future under its new ownership given Lundin’s commitment to the development of the project. Rio Tinto will continue to manage Eagle to the highest safety and environmental standards during the transition to the new owner.”

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

About Lundin Mining Corporation

Lundin Mining Corporation is a diversified base metals mining company with operations in Portugal, Sweden and Spain, producing copper, zinc, lead and nickel. In addition, Lundin Mining holds a 24% equity stake in the world-class Tenke Fungurume copper/cobalt mine in the Democratic Republic of Congo and in the Kokkola cobalt refinery located in Finland.

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